SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                     Report on Form 6-K dated April 4, 2003

                           Commission File No. 1-14110


                                    PECHINEY LOGO
                              (Name of Registrant)

                         7, Place du Chancelier Adenauer
                              75218 Paris Cedex 16
                                     France
                    (Address of Principal Executive Offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
                         Rule 12g3-2(b): 82- __________


    Enclosure: Press release dated April 4, 2003, announcing the approval of resolutions of its ordinary and extraordinary shareholders' meeting.

PRESS RELEASE

                                    PECHINEY

         PECHINEY HOLDS ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING

Paris, April 4, 2003 -- Pechiney (NYSE: PY) yesterday held its Ordinary and Extraordinary Meeting of Shareholders, chaired by Jean-Pierre Rodier, Chairman and Chief Executive Officer.

Approval of resolutions

The Shareholders' Meeting approved the parent company statutory accounts and examined the consolidated financial statements for the year 2002.

The Shareholders' Meeting approved the payment of a net dividend of EUR 1.00 per common share "A". A tax credit (avoir fiscal) of EUR 0.50 will be added to this amount, bringing the total to EUR 1.50 per common share "A". Preferred shares "B" will receive a net dividend of EUR 1.65, which consists of the priority dividend of 1,45 euro increased by an additional dividend of 0.20 euro, to which a tax credit (avoir fiscal) of EUR 0.82 will be added, bringing the total to EUR
2.47. The ex-dividend date is May 7, 2003.

Other resolutions proposed by the Board of Directors which have been passed include a renewal of the authorizations previously granted regarding repurchase of shares and cancellation of treasury stock, as well as an amendment to the by-laws in order to harmonize the by-laws with the new French regulations which give more flexibility regarding the formalities to be accomplished by shareholders who wish to participate in shareholders' meetings, with respect to evidence of their shareholding.

Finally, the Shareholders' Meeting approved the resolution which has been proposed by two shareholders of the Company, aiming to cancel four Preferred Shares "B" formerly repurchased and currently held by the Company, and to convert the remaining 1,091,040 Preferred Shares "B" into 1,200,144 Ordinary Shares "A", using a parity of 1.10 Ordinary Share "A" for one Preferred Shares "B". The proposed conversion would result in increasing the share capital by a net amount of EUR 1,663,775 corresponding to the issuance of 109,100 new Ordinary Shares, each with a nominal value of EUR 15.25. However, the proposed conversion will be completed only if a Special Meeting of the holders of Preferred Shares "B" approves this conversion at a two-third majority. Following the Shareholders' Meeting of April 3, 2003, the Special Meeting of the holders of Preferred Shares "B" has been convened by the Board of Directors, and is scheduled to take place on second notice on May 27, 2003 at 3:00 p.m. in Paris (salons Hoche, 9 avenue Hoche, 75008 Paris). Further information shall be released later regarding the forthcoming special meeting of the holders of Preferred Shares "B".

                                 *************

Certain statements in this press release that describe Pechiney's intentions, expectations or projections may constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Pechiney's actual results, performance or achievement to be materially different from its intentions, expectations or projections. The forward-looking statements in this press release speak only as of its date and Pechiney undertakes no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

    Investor Relations Contacts:                         Press Contacts:
    Charles L. Ranunkel      Tel: 33 1 56 28 25 07       Chrystele Ivins: Tel: 33 1 56 28 24 18
    Catherine Paupelin       Tel: 33 1 56 28 25 08       chrystele.ivins@pechiney.com
                             Fax 33 1 56 28 33 38
    PECHINEY                                             Stephan Giraud: Tel: 33 1 56 28 24 19
    7, place du Chancelier Adenauer                      stephan.giraud@pechiney.com
    75116 Paris

    e-mail: Pechiney-IR-Team@pechiney.com
    Internet: http://www.i)echiney.com

                                   SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, Pechiney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: April 4, 2003                PECHINEY


                                       By:     /s/ OLIVIER MALLET
                                               ------------------
                                       Name:   Olivier MALLET
                                       Title:  Chief Financial Officer